Exhibit 99.1

Sprott Asset Management Announces Acquisition of Assets Relating to the North Shore Global Uranium Mining ETF

URNM begins trading today as a series of Sprott Funds Trust, expanding the firm's ETF offerings in that Trust.

TORONTO, April 25, 2022 - Sprott Inc. (“Sprott”) (NYSE/TSX: SII) and Sprott Funds Trust jointly announced today that Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott, has completed the acquisition of certain assets relating to managing the North Shore Global Uranium Mining ETF (“URNM”), to which Exchange Traded Concepts, LLC acted as the investment adviser. Sprott Funds Trust and Exchange Traded Concepts Trust have completed the reorganization of the North Shore Global Uranium Mining ETF from a series of Exchange Traded Concepts Trust to Sprott Uranium Miners ETF, a series of Sprott Funds Trust. URNM is now advised by Sprott Asset Management and sub-advised by ALPS Advisors, Inc.

In connection with the acquisition and fund reorganization, Sprott Asset Management has also acquired licensing rights from North Shore Indices, Inc. to use the North Shore Global Uranium Mining Index, the performance of which URNM will continue to seek to track.

“Investor interest in uranium and energy-transition related investments continues to increase and the Sprott Uranium Miners ETF (“URNM”) is the perfect complement to the Sprott Physical Uranium Trust (“SPUT”),” said John Ciampaglia, CEO of Sprott Asset Management. “With SPUT and URNM, investors now have two compelling options to invest in the uranium sector.”

“As global governments increasingly turn to nuclear energy to address the dual challenges of achieving energy transition and energy security, we expect demand for uranium to remain strong,” added Mr. Ciampaglia. “Uranium mining is critical to the clean energy transition and URNM provides investors with access to producers, developers, exploration companies as well as vehicles that hold physical uranium.”

This transaction adds approximately $1.1 billion of energy-transition related assets to Sprott’s total Assets Under Management (“AUM”) and establishes Sprott as the largest manager of uranium investments in the world1 with approximately $4.5 billion in uranium related, energy-transition AUM, as of April 21, 2022.

The Sprott Uranium Miners ETF is listed on NYSE Arca and the ticker symbol of the ETF (URNM) remains the same.

1 According to Morningstar as of 4/22/2022

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Important Information

This information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

An investor should consider the investment objectives, risks, charges and expenses carefully before investing. To obtain a Sprott Uranium Miners ETF Statutory Prospectus, which contains this and other information, visit https://sprottetfs.com/urnm/prospectus, contact your financial professional or call 1.888.622.1813. Read the Prospectus carefully before investing.

The Fund is not suitable for all investors. There are risks involved with investing in ETFs including the loss of money. The Fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund. The Fund’s investments will be concentrated in the uranium industry. As a result, the Fund will be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the uranium industry. Also, uranium companies may be significantly subject to the effects of competitive pressures in the uranium business and the price of uranium. The price of uranium may be affected by changes in inflation rates, interest rates, monetary policy, economic conditions and political stability. The price of uranium may fluctuate substantially over short periods of time, therefore the Fund’s share price may be more volatile than other types of investments. In addition, they may also be significantly affected by import controls, worldwide competition, liability for environmental damage, depletion of resources, mandated expenditures for safety and pollution control devices, political and economic conditions in uranium producing and consuming countries, and uranium production levels and costs of production. Demand for nuclear energy may face considerable risk as a result of, among other risks, incidents and accidents, breaches of security, ill-intentioned acts of terrorism, air crashes, natural disasters, equipment malfunctions or mishandling in storage, handling, transportation, treatment or conditioning of substances and nuclear materials.

Shares are not individually redeemable. Investors buy and sell shares of the Sprott Uranium Miners ETF on a secondary market. Only market makers or “authorized participants” may trade directly with the Fund, typically in blocks of 50,000 shares.

Funds that emphasize investments in small/mid-capitalization companies will generally experience greater price volatility. Funds investing in foreign and emerging markets will also generally experience greater price volatility. Diversification does not eliminate the risk of experiencing investment losses. ETFs are considered to have continuous liquidity because they allow for an individual to trade throughout the day. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses, affect the Fund’s performance.

ALPS Distributors, Inc. is the Distributor for the Sprott Uranium Miners ETF and is a registered broker-dealer and FINRA Member.

About ALPS Advisors

ALPS Advisors, a wholly-owned subsidiary of SS&C Technologies, Inc., is a leading provider of investment products for advisors and institutions. With over $17 billion in assets under management as of March 31, 2021, the firm is an open architecture boutique investment manager offering portfolio building blocks, active insight, and an unwavering drive to guide clients to investment outcomes across sustainable income, thematic and alternative growth strategies. For more information, visit www.alpsfunds.com.

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Cautionary Statement Regarding Forward-Looking Statements

Certain information set forth in this press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) under applicable securities laws. Some of the forward-looking statements may be identified by words such as “will”, “estimates”, “expects” “anticipates”, “believes”, “projects”, “plans”, “capacity”, “hope”, “forecast”, “anticipate”, “could” and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties and assumptions. As a consequence, actual results in the future may differ materially from any forward-looking statement, forecast or projection, whether expressed or implied. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Please note that forward-looking statements in this news release reflect expectations as of the date hereof, and thus are subject to change thereafter. Sprott disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and those matters identified in the Risk Factors section and elsewhere in the most recent annual information form and annual MD&A of Sprott, which are available under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com

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